August 6, 2008

Philips announces completion of sale of Medquist stake to CBaySystems

Amsterdam, the Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today it has completed the sale of its approximate 69.5% ownership interest in MedQuist Inc. (NASDAQ: MEDQ) to CBaySystems Holdings (AIM: CBAY) for a total consideration of approximately USD 285 million.

The financial results related to this transaction, which are not material to Philips, will be booked under “Discontinued Operations” in Philips’ third quarter 2008 results. Pursuant to the Stock Purchase Agreement, the directors of MedQuist appointed by Philips have stepped down.

MedQuist will complement CBaySystems Holdings’ existing portfolio of businesses in medical transcription, healthcare technology, and healthcare financial services, including CBay Systems & Services Inc, CBay Systems Private Ltd and Mirrus Systems.

For more information, please contact:
Joon Knapen
Philips Corporate Communications:
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About CBaySystems Holdings
CBaySystems Holdings is the holding company for a portfolio of businesses, including CBay Systems & Services Inc, CBay Systems Private Ltd, and Mirrus Systems, that provide medical transcription, healthcare technology, and healthcare financial services to the U.S. healthcare industry. CBaySystems Holdings trades under the CBAY symbol on the AIM market of the London Stock Exchange.

Forward looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.